SIDLEY AUSTIN llp ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866
March 31, 2009
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Attention: David L. Orlic
                 Matthew Crispino

Re:	Technology Solutions Company
Preliminary Proxy Statement on Schedule 14A, filed March 13, 2009
File No. 000-19433
Ladies and Gentlemen:
     On behalf of Technology Solutions Company (“TSC”), we transmit herewith the revised Preliminary Proxy Statement of TSC, which revises the Preliminary Proxy Statement originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 13, 2009. In this letter, we respond to the comment of the staff (the “Staff”) of the Commission contained in your letter dated March 19, 2009 (the “Letter”). For ease of reference, the numbered paragraph below corresponds to the numbered comment in the Letter, with your comment presented in italics. Also attached is a letter from TSC containing the acknowledgments of TSC requested by the Staff in the Letter.
General
1.	Please provided [sic] the information required by Item 14(c) of Schedule 14A. We note that you do not appear to be eligible to incorporate such information by reference pursuant to Item 14(e)(1) of Schedule 14A because you do not meet the requirements to incorporate by reference under the Form S-4.

RESPONSE: In response to the Staff’s comment, TSC has included its Annual Report on Form 10-K for the year ended December 31, 2008 (which contains information responsive to Item 14(c) of Schedule 14A) as Annex B of the revised Preliminary Proxy Statement.
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

U.S. Securities and Exchange Commission
March 31, 2009

     If you have any questions regarding the foregoing or the revised Preliminary Proxy Statement, please contact the undersigned at (312) 853-4161.
Very truly yours,
/s/ Pran Jha
Pran Jha
Enclosure
cc: Timothy G. Rogers, Technology Solutions Company

[Technology Solutions Company Letterhead]
March 31, 2009
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Attention: David L. Orlic
                 Matthew Crispino
Ladies and Gentlemen:
In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 19, 2009, Technology Solutions Company (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
TECHNOLOGY SOLUTIONS COMPANY

By:	/s/ Timothy G. Rogers Timothy G. Rogers
Senior Vice President, Chief Financial Officer and Secretary